Rec'd 1/14/04

PB

[redacted]

SECURIT 04001554 MISSION

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SEC FILE NUMBER
8-28663

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Royce Fund Services Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.
JAN 14 2004

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

To the Board of Directors and Stockholder of
Royce Fund Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of earnings, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. (the "Company"), a wholly-owned subsidiary of Royce & Associates, LLC, at March 31, 2003 and the results of its operations and its cash flows for the year ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 1, 2003

Royce Fund Services, Inc.
(an indirect wholly-owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2003

Assets		
Cash	$	700,149
Deferred sales charges		126,165
Receivable from Parent		2,971
Other assets		27,834
Total assets	$	857,119
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commissions	$	407,600
Total liabilities		407,600
Commitments and contingencies (Note 4)		
Stockholder's equity:		
Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		259,000
Retained earnings		189,519
Total stockholder's equity		449,519
Total liabilities and stockholder's equity	$	857,119

The accompanying notes are an integral part of these financial statements

Royce Fund Services, Inc.
(an indirect wholly-owned subsidiary of Legg Mason, Inc.)
Notes to Financial Statements

1. Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, a wholly-owned subsidiary of Royce & Associates, LLC (the "Parent"), which is a wholly-owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Fund, an open-end registered investment company which has multiple portfolios (hereinafter referred to as the "Funds").

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing and servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the assets of the Consultant Classes of Pennsylvania Mutual Fund, Royce Trust & Giftshares Fund, Total Return Fund and Royce Micro Cap Fund, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Financial Intermediary Class of Royce Opportunity, Micro Cap, Total Return and Premier Funds. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Investment Class of the Royce Low-Priced Stock, Trust & Giftshares, Value, Value Plus and Technology Value Funds. For the year ended March 31, 2003, the Company voluntarily waived the following fees from the Investment Class shares:

Royce Low-Priced Stock	$ 4,611,606
Royce Trust & Giftshares	34,213
Royce Value	3,287
Royce Value Plus	10,322
Royce Technology Value	9,578

In addition, the Royce Trust & Giftshares Consultant B Class has a contingent deferred sales charge that may be imposed on the redemption of such shares. Payments made in advance to distributors are capitalized and amortized over six years. The Company reviews the unamortized balance for impairment annually.

Because the Company serves as distributor only for certain mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore,

the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

C. **Cash**
The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company believes it has no credit risk with respect to those accounts.

D. **Use of Estimates**
The financial statements are prepared in accordance with accounting principals generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

2. Income Taxes

The Company files a consolidated federal income tax return with Legg Mason and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable in other liabilities. The provision for federal income taxes was determined as if the Company filed a separate return. The provision for income taxes consists of:

Federal	$ 53,665
State	17,606
	$ 71,271
Current	$ 71,271
Deferred	0
	$ 71,271

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2003, the Company had a net capital of $292,549, which was $265,376 in excess of required capital of $27,173. The Company's percentage of aggregate indebtedness to net capital was 139.3%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through a transfer agent on a fully-disclosed basis.

4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. Related Party Transactions

Distribution fees to brokers includes $2,838,953 paid to a subsidiary of Legg Mason.